UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
______________________
(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2024
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________________ to ___________________________
Commission File Number: 1-35305
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
Post Holdings, Inc. Savings Investment Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, MO 63144

Post Holdings, Inc.
Savings Investment Plan

i

Report of Independent Registered Public Accounting Firm

Employee Benefit Trustees Committee and Plan Administrator
Post Holdings, Inc. Savings Investment Plan
St. Louis, Missouri

Opinion On The Financial Statements
We have audited the accompanying statements of net assets available for benefits of Post Holdings, Inc. Savings Investment Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis For Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
Supplementary Information
The supplementary information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Rubin Brown LLP
St. Louis, Missouri
We have served as the Plan’s auditor since 2024.
June 25, 2025

Post Holdings, Inc.
Savings Investment Plan
Statements of Net Assets Available for Benefits
(in millions)

	December 31,
	2024	2023
Investments, at fair value	$1,062.7	$949.6
Notes receivable from participants	25.0	22.3
Net assets available for benefits	$1,087.7	$971.9

See accompanying Notes to Financial Statements.

Post Holdings, Inc.
Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits
(in millions)

Year Ended December 31, 2024
Additions
Investment income:
Interest and dividend income, investments	$16.4
Net appreciation in fair value, investments	100.2
Net investment income	116.6

Contributions:
Company	29.5
Participant	51.9
Rollovers	9.5
Total contributions	90.9

Interest income from notes receivable from participants	1.8

Total additions	209.3

Deductions
Payment of benefits	92.7
Other	0.8
Total deductions	93.5

Net increase in assets available for benefits	115.8

Net assets available for benefits:
Beginning of year	971.9
End of year	$1,087.7

See accompanying Notes to Financial Statements.

Post Holdings, Inc. Savings Investment Plan
Notes to Financial Statements
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Post Holdings, Inc. Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, the purpose of which is to permit deferrals of compensation by eligible employees of Post Holdings, Inc. (“Post” or the “Company”) and of participating subsidiaries and affiliates and to provide these employees with the opportunity to invest in funds for the purpose of saving for retirement.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary requirements, as well as to meet the minimum standards for participation and vesting. The Plan is also intended to qualify as a cash or deferred profit sharing plan under section 401(k) of the Code.
Plan Participation
All regular sales, administrative and clerical employees, and certain production employees, subject to the terms within the applicable collective bargaining agreements, may be eligible to participate in the Plan subject to the Plan’s eligibility rules. Eligible employees generally may begin making employee deferrals on their date of hire.
Plan Administration
The Plan is administered by the Company. Except for matters required by the terms of the Plan to be decided by the trustee, matters delegated to the Benefit Administration Committee (the “BAC”) or matters delegated to the Company’s Employee Benefit Trustees Committee (the “EBTC”), the Plan administrator has the exclusive right to interpret the Plan and to decide any and all matters arising under the Plan or in connection with its administration. The Plan designates the EBTC as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets. The Plan designates the BAC as the claims fiduciary for the Plan. Certain Plan expenses are paid by the Company.
Contributions
In 2024, the pre-tax contribution amount, Roth contribution (after-tax) amount or combination of pre-tax and Roth contributions was limited to $23,000 per calendar year for each participant, and a catch-up contribution for individuals age 50 or over was limited to $7,500 per calendar year for each participant. Subject to such limitations, participants may generally make Roth or pre-tax contributions of 1% to 50% of their compensation, subject to the terms within the applicable collective bargaining agreements, in 1% increments.
Participant contributions may be invested in any of the available investment funds. Participant contributions, and earnings thereon, are vested and non-forfeitable from the time made.
The Company generally matches a percentage of compensation that a participant contributes to the Plan in amounts defined by the terms of the Plan. Effective January 1, 2018, eligibility for Company safe harbor matching contributions for eligible employees hired on or after January 1, 2018 generally begins on the first month following one year of service. Company contributions made on or after January 1, 2018 and earnings thereon generally vest 100% upon eligibility, except for individuals subject to certain collective bargaining agreements. For contributions made prior to January 1, 2018, Company contributions and earnings thereon vest at a rate of 25% for each year of credited service for most participants, but the vesting schedule differs for certain participant groups. Employees of certain Company production facilities, who are subject to a collective bargaining agreement, are subject to different pre-tax limits and matching contribution levels. In addition, certain production employees receive non-matching Company contributions.
Investment Options
All contributions are deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (“Vanguard”) or any successor trustee as may be selected by the EBTC. The values of the trust funds change according to increases or decreases in the values of the investments, gains or losses on sales of investments held therein and income from dividends and interest. In addition, Vanguard performs all record-keeping functions for the Plan. The trustee maintains as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. Participants are able to allocate their contributions among the available investment options, including mutual funds, collective trusts and a Company stock fund.

In addition, in 2022, Post distributed its ownership interest in BellRing Brands, Inc. (“BellRing”) to Post shareholders in a pro-rata distribution (the “BellRing Distribution”), which resulted in Plan participants invested in the Post Common Stock Fund receiving 1.267788 shares of BellRing common stock for every share of Post common stock held in the Plan as of February 25, 2022. Those shares of BellRing common stock received by the Plan participants pursuant to the BellRing Distribution were held in the BellRing Common Stock Fund, which was not open to new investment in the Plan. In March 2024, the BellRing Common Stock Fund was removed from the Plan as an investment option. Plan participants received notice of the removal, and those who did not reinvest their Plan investment from the BellRing Common Stock Fund to another available Plan investment option by March 22, 2024 had their Plan investment in the BellRing Common Stock Fund automatically reinvested in the Plan’s qualified default investment alternative.
Withdrawals, Notes Receivable and Forfeitures
Upon participant termination, retirement, disability or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several alternatives regarding the timing of distributions. Plan withdrawals from certain contribution accounts may be made prior to termination or retirement if a participant is at least age 59-1/2 or for cases of hardship. Hardship withdrawals are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company, as defined within the Plan document.
The Plan, subject to certain rules and regulations, permits participants to borrow from their vested account balances. Such loans will be permitted for any purpose, provided certain Plan conditions and certain other conditions as prescribed by federal law are met. Generally, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest equal to the prime rate as most recently adjusted, on a quarterly basis, and as reported in The Wall Street Journal, plus one percentage point. Principal and interest are generally paid ratably through payroll deductions for each pay period in which the participant receives compensation from the Company.
Upon termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to fund Company matching contributions required under the Plan. Forfeitures, net of amounts restored, were immaterial during the year ended December 31, 2024.
Amendments and Termination
The Board of Directors of the Company delegated authority to amend the Plan to the Company’s President and Chief Executive Officer, General Counsel and Senior Vice President and Chief Human Resources Officer, provided that any such amendment is not reasonably expected to increase the Company’s liability with respect to the Plan by more than $40.0 million, determined on a present value basis. The Company may terminate the Plan or amend the Plan so that Company matching contributions cease, subject to the provisions of ERISA. In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded upon distribution.
Investment Valuation
The Plan’s investments are stated at fair value or net asset value (“NAV”) for mutual funds and collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The EBTC determines the Plan’s valuation policies utilizing information provided by the Plan’s investment advisors and custodian. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments is comprised of net realized and unrealized gains and losses. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities may occur in the near term. If this occurs, a change in the value of participants' account balances could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 3 – FAIR VALUE MEASUREMENTS
The following table presents the Plan’s assets measured at fair value on a recurring basis and the basis for that measurement according to the levels in the fair value hierarchy in Accounting Standards Codification Topic 820, “Fair Value Measurement.”

	December 31, 2024		December 31, 2023
dollars in millions	Total	Level 1	Total	Level 1
Mutual Funds	$333.3	$333.3	$282.4	$282.4
Common Stock Funds (a)	24.4	24.4	28.7	28.7
Collective Trusts	705.0	705.0	638.5	638.5
	$1,062.7	$1,062.7	$949.6	$949.6
(a)As of December 31, 2024, the common stock held by the Plan consisted of Post common stock held in the Post Common Stock Fund. As of December 31, 2023, the common stock held by the Plan consisted of Post common stock held in the Post Common Stock Fund and BellRing common stock received in connection with the BellRing Distribution held in the BellRing Common Stock Fund. See Note 1 for information regarding the BellRing Distribution.
The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions.
The following is a description of the valuation methodologies used for assets measured at fair value:
Mutual Funds — Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Stock Funds — The Post Common Stock Fund is (and in 2023, the BellRing Common Stock Fund was) valued at quoted market prices of shares held by the Plan on the last business day of the Plan year plus any uninvested cash holdings.
Collective Trusts — The collective trusts are valued at the NAV of the units held by the Plan, which is based on the daily closing price of the funds as reported by the collective trust and available for participants to transact on. The daily closing price of the funds is readily determinable and based on the quoted market prices of the underlying assets held in the collective trusts. The collective trusts held by the Plan are deemed to be actively traded.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investment securities could result in a different fair value measurement at the reporting date and it is, therefore, at least reasonably possible that these differences could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of Post common stock, and Post is a related party to the Plan. Post is the Plan sponsor, and therefore, these transactions also qualify as party-in-interest transactions under the provisions of ERISA. At December 31, 2024, these shares had a total cost basis of $14.8 million and a fair market value of $24.4 million. During 2024, the Plan purchased $4.8 million and sold $6.3 million of such assets. At December 31, 2023, these shares had a total cost basis of $14.7 million and a fair market value of $20.0 million. During 2023, the Plan purchased $6.4 million and sold $4.0 million of such assets.
Prior to March 2024, certain Plan investments were shares of BellRing common stock, which were received by Post shareholders in connection with the BellRing Distribution (see Note 1). Certain officers and/or directors of Post serve as directors of BellRing; therefore, transactions in BellRing common stock qualified as related party transactions. At December 31, 2024, there were no shares of BellRing common stock held by the Plan. During 2024, the Plan made no purchases of BellRing common stock and sold $9.6 million of such assets. At December 31, 2023, these shares had a total cost basis of $3.1 million and a fair market value of $8.7 million. During 2023, the Plan made no purchases of BellRing common stock and sold $1.5 million of such assets.
The Plan invests in shares of mutual funds and units of collective trusts managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions under the provisions of ERISA which are exempt from the prohibited transaction rules.
Fees paid by the Plan for administrative services were $0.8 million for the year ended December 31, 2024.
NOTE 5 – INCOME TAX STATUS
The Plan obtained its latest determination letter on September 17, 2021, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as designed as of December 28, 2020, was in compliance with the applicable requirements of the Code as a qualified plan exempt from income tax. The Plan has been amended since receiving the most recent determination letter. The Plan’s administrator and legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Post Holdings, Inc.
Savings Investment Plan
EIN 45-3355106 Plan 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

*	The Vanguard Group	Mutual Fund - Vanguard Explorer Fund Admiral Shares	**	$10,038,164
*	The Vanguard Group	Mutual Fund - Vanguard Extended Market Index Fund Institutional Shares	**	21,613,905
*	The Vanguard Group	Mutual Fund - Vanguard Federal Money Market Fund	**	19,161,235
*	The Vanguard Group	Mutual Fund - Vanguard Institutional Index Fund Institutional Shares	**	91,864,545
*	The Vanguard Group	Mutual Fund - Vanguard International Growth Fund Admiral Shares	**	11,831,808
*	The Vanguard Group	Mutual Fund - Vanguard PRIMECAP Fund Admiral Shares	**	37,157,806
*	The Vanguard Group	Mutual Fund - Vanguard Real Estate Index Fund Institutional Shares	**	7,204,240
*	The Vanguard Group	Mutual Fund - Vanguard Small-Cap Index Fund Institutional Shares	**	14,733,786
*	The Vanguard Group	Mutual Fund - Vanguard Strategic Small-Cap Equity Fund	**	8,933,418
*	The Vanguard Group	Mutual Fund - Vanguard Total Bond Market Index Fund Instl Shares	**	29,713,088
*	The Vanguard Group	Mutual Fund - Vanguard Total Intl Bond Index Fund Admiral Shares	**	4,107,378
*	The Vanguard Group	Mutual Fund - Vanguard Total Intl Stock Index Fund Instl Shares	**	25,422,542
*	The Vanguard Group	Mutual Fund - Vanguard Wellington Fund Admiral Shares	**	34,251,957
*	The Vanguard Group	Mutual Fund - Vanguard Windsor II Fund Admiral Shares	**	17,221,278
		Total Investment in Shares in Mutual Funds		333,255,150
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2020 Trust I	**	37,300,402
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2025 Trust I	**	87,224,902
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2030 Trust I	**	166,829,138
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2035 Trust I	**	125,629,528
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2040 Trust I	**	84,667,278
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2045 Trust I	**	60,557,858
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2050 Trust I	**	51,854,978
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2055 Trust I	**	29,755,021
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2060 Trust I	**	13,515,206
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2065 Trust I	**	5,058,954
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2070 Trust I	**	742,292
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement Income Trust I	**	20,463,184
*	The Vanguard Group	Collective Trust - Vanguard Retirement Savings Trust III	**	21,408,161
		Total Investment in Units in Collective Trusts		705,006,902
*	Post Holdings, Inc.	Common Stock Fund - Post Holdings, Inc. Common Stock	**	24,394,959
*	Loans to Participants	Loans to Participants (various maturity dates, 1.00% - 10.5% interest)	—	25,009,717
				$1,087,666,728
* Party-in-Interest
** Participant-directed investment

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Rubin Brown LLP, Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Post Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2025	Post Holdings, Inc.
Savings Investment Plan

	By:	/s/ Jeff A. Zadoks
Name: Jeff A. Zadoks
Title: Chairman
Post Holdings, Inc.
Employee Benefit Trustees Committee